138 Bartlett Street, Marlboro, MA 01752 USA
TL: 508.357.2221 FX: 508.229.0747 www.evergreensolar.com
September 14, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attention:     Brian Cascio, Accounting Branch Chief
Re:	Evergreen Solar, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 9, 2010 Form 10-Q for the fiscal quarter ended July 3, 2010 Form 8-K dated August 11, 2010 File No. 000-31687
Dear Mr. Cascio:
          On behalf of Evergreen Solar, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2010 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”). For your convenience, the comments contained in the Comment Letter are repeated below in bold type before the Company’s response.
Form 10-K for the fiscal year ended December 31, 2009
1.	We note your pending application for confidential treatment. We will provide any comments on the request in a separate letter. Please resolve any such comments.
     RESPONSE:
We understand that we have confidential treatment requests pending and are working with the Staff to resolve any outstanding comments.

United States Securities and Exchange Commission
September 14, 2010

Item 1. Business, page 4
Sales, Marketing and Distribution, page 12
2.	We see your disclosure in the second paragraph of page 4 that your sales contracts allow for your customers to request price changes based on current market conditions, and you may amend contracts for volume or pricing, as you did in 2009, in order to remain competitive in the marketplace in the future. In future filings, please disclose the changes that you expect to make to volume or pricing in response to requests from customers and how this could impact future operations. Please also tell us if you offer pricing adjustments to distributors and, if so, how this is considered in your revenue recognition policies.
RESPONSE:

In response to the Staff’s comment, we will revise our future filings, beginning with the third quarter Form 10-Q, to disclose known volume and price changes that we expect to make in response to requests from long-term contract customers and how these changes could impact future operations.

We recognize revenue under the long-term contracts based on customer purchase orders. Pricing is agreed upon prior to issuance of the customer purchase orders. Our practice does not provide for subsequent price adjustments once a purchase order has been accepted and the order filled. There is no distinction between our standard and distributor contracts and both types of contracts are accounted for in the same manner.
3.	We see that revenues originating from Germany increased to 52% during 2009. Please revise future filings to disclose the nature and risks of sales to countries with feed-in tariff subsidies. For example, we note that there are proposed substantial changes which would result in a reduction in the feed-in tariff. To the extent applicable, please also disclose how these changes could impact your operations.
RESPONSE:

In response to the Staff’s comment, we will revise future filings to enhance the disclosures currently included in our filings, including the risk factor in Item 1A titled “The reduction or elimination of government subsidies and economic incentives for solar technology could cause our revenues to decline.” in order to make those disclosures more specific to our customer concentrations and the feed-in tariff subsidies that affect our business. We will also enhance disclosure regarding the potential impact of subsidy changes on our operations, to the extent applicable.

United States Securities and Exchange Commission
September 14, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Critical Accounting Policies and Estimates, page 39
Warranty, page 40
4.	We reference the statement that you re-evaluated the potential warranty exposure as a result of the substantial increase in production volumes at the Devens facility and that you increased your warranty accrual to $2.4 million as of December 31, 2009. However, we note that the warranty provision recorded during 2009 represented only .49% of annual product revenue, compared to greater than .6% accrual in the previous year. In addition, the warranty accrual at December 31, 2009 represented .88% of annual product revenue compared to over 1.2% in the prior year. Please explain the reasons for these trends in your response. Future filings should also clarify trends in warranty accruals as a percentage of sales.
RESPONSE:

Our current standard product warranty includes a five-year warranty period for defects in material and workmanship and a 25-year warranty period for declines in power performance both of which are standard in the solar industry. We noted no significant change in the warranty trend and accrue for potential future warranty obligations at an average rate of 0.5% of our current product revenues. The difference between the 0.5% rate and the 0.49% and 0.6% is not material. If the warranty expense was precisely 0.5% the expense amounts in 2009 and 2008 would change by $500 and $109,000, respectively. In terms of the ratio of the warranty accrual balance to annual product revenue of 0.88% and 1.2% which you reference above, we do not believe that there is a direct correlation between our warranty accrual balance and our annual product revenue. The warranty accrual balance represents the cumulative activity in that account and includes the impact of charges against the accrual and in 2009 the charges totaled $149,000. The annual product revenues only represent a component of the activity and are at a point in time within the cumulative period. Our future filings will address any relevant trends in our warranty accruals as a percentage of sales as if or when they occur.
Results of Operations, page 42
Comparison of years ended December 31, 2009 and 2008
Revenues, page 43
5.	We note the significant increase in revenues attributable to Germany. Please revise future filings to disclose the reasons for significant increases in revenues to individual countries.

United States Securities and Exchange Commission
September 14, 2010

As discussed in Item 303(A)(3) of Regulation S-K, please disclose any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.
RESPONSE:

In response to the Staff’s comment, we will revise future filings to disclose the reasons for significant increases in revenues to individual countries, where applicable, in addition to any known trends or uncertainties that have had or that we reasonably expect will have a material favorable or unfavorable impact on product revenues or income or loss from continuing operations.
Liquidity and Capital Resources, page 48
Contractual Obligations, page 52
6.	We see that Silpro has entered bankruptcy proceedings and you wrote-off a loan receivable related to the supply agreement with them. We also note that the supply agreement continued through 2019. Please revise future filings to clarify the status of the supply agreement, including whether you continue to have obligations under the agreement.
RESPONSE :

The supply agreement with Silpro was dependent upon the construction of a silicon production plant by Silpro which would have allowed it to deliver silicon to us under the terms of this supply agreement. As a result of the court ordered liquidation proceedings, we do not believe that Silpro has the ability to perform under the agreement (i.e., produce and deliver silicon to us) which we believe effectively eliminated any of our future obligations under this agreement. In response to the Staff’s comment, we will revise future filings to clarify the status of the supply agreement and the extent of any obligations we continue to have under the agreement.
Item 8. Consolidated Financial Statements
Note 2. Revenue Recognition and Allowance for Doubtful Accounts, page F-12
7.	Please tell us if you offer rebates or other promotional incentives to customers. If material, please clarify your accounting for incentives in future filings.
RESPONSE:

We do not offer rebates or other promotional incentives to customers. In our next Form 10-K we will disclose explicitly that we do not currently offer such incentives.

United States Securities and Exchange Commission
September 14, 2010

Note 6. Long Term Debt, page F-20
8.	Please tell us where you have included all of the disclosures required by FASB ASC 470-20-50 for the convertible debt instruments that may be settled in cash upon conversion.
RESPONSE:
Following is a summary of the disclosures required by the guidance of ASC 470-20-50 as it pertains to the convertible debt instruments and the location of these disclosures in our financial statements:

Disclosures required as of each date for which a balance sheet is presented include:
1.	The carrying amount of the equity component — Disclosed the equity amount of $65,876,000 in Note 2 and also included it in the Consolidated Statements of Stockholders’ Equity.

2.	For the liability component:
a.	The principal amount — Disclosed the principal amount of $65,876.000 in Note 2.

b.	The unamortized discount — The amount is calculable from items a. and c. However, we will revise future filings to more explicitly identify the value of the unamortized discount.

c.	The net carrying amount — The net carrying amount of the debt of $323,276,000 is disclosed on the face of the balance sheet. The carrying amount of the instrument can be recalculated as the difference in the principal amount of the convertible debt of $373,750,000 disclosed in various notes including Note 2 and the net carrying amount of the debt of $323,276,000.
Disclosures required as of the date of the most recent balance sheet presented include:
1.	The remaining period over which any discount on the liability component will be amortized — The liability component is being amortized over the five-year term of the Senior Notes which is disclosed in Note 6. We will revise future filings to more explicitly identify the remaining periods over which the discount of the liability component will be amortized.

2.	The conversion price and number of shares on which the aggregate consideration to be delivered upon conversion is determined — Disclosed in Note 6.

3.	For public entities only, the amount by which the instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible — As of both December 31, 2008 and 2009, the if-converted value of the Senior Notes did not exceed the principal amount.

4.	The following information about derivative transactions entered into in connection with the issuance of instruments within the scope of the Cash Conversion Subsections regardless of whether such derivative transactions are accounted for as assets, liabilities, or equity instrument:

United States Securities and Exchange Commission
September 14, 2010

a.	The terms of those derivative transactions — Disclosed in the Capped Call subsection of Note 6.

b.	How those derivative transactions relate to the instruments within the scope of the Cash Conversion Subsections — Disclosed in the Capped Call subsection of Note 6.

c.	The number of shares underlying the derivative transactions — Disclosed in the Common Stock Lending Agreement subsection of Note 10 (the Capped Call subsection of Note 6 also contains a reference to the Common Stock Lending Agreement subsection of Note 10).

d.	The reasons for entering into those derivative transactions — Disclosed in the Capped Call subsection of Note 6.
In addition to those disclosures identified above, the following disclosures are required for each period for which a statement of operations is presented:
1.	The effective interest rate on the liability component for the period — Disclosed in Note 6.

2.	Amount of interest expense recognized for the period relating to both the contractual interest coupon and amortization of the discount on the liability component — Disclosed in Notes 2 and 6.
Item 11. Executive Compensation, page 63
9.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
RESPONSE:

In light of the new disclosure requirements in Item 402(s) of Regulation S-K, senior management and our Compensation Committee considered our compensation policies and practices to determine whether any disclosure was required. In performing the risk assessment, we reviewed the situations set forth in Regulation S-K Item 402(s) that may trigger disclosure, and other relevant considerations. We also analyzed the structure and objectives of our compensation program and how the structure and objectives may motivate our employees in their operation of the business. In particular, we considered:
•	the features of our compensation program and how those features align with our compensation philosophy;

•	the role of fixed versus variable compensation;

•	the relationship between fixed and variable compensation;

•	the balance of cash and equity compensation;

•	the mix of short versus long-term compensation;

•	the mix of long-term incentives;

United States Securities and Exchange Commission
September 14, 2010

•	our equity award vesting terms; and

•	the relationship between certain performance targets in our performance based compensation arrangements and the potential benefits to the business in terms of revenue and stock price appreciation if those performance targets are achieved.
Based on the foregoing analysis, management and the Compensation Committee determined that disclosure pursuant to Regulation S-K Item 402(s) was not necessary.
Summary Compensation Table, page 70
10.	It appears that the amounts you report in the “Bonus” column were received by your named executive officers pursuant to the “Management Incentive Plan” described on page 65. Therefore, it appears those amounts should be reported pursuant to Regulations S-K Item 402(c)(2)(vii). It also appears the table on page 71 should include the columns required by Item 402(d)(2)(iii) of Regulation S-K. Please revise future filings, as appropriate.
RESPONSE:
In response to the Staff’s comment, we will revise our future filings accordingly.
Exhibits 31.1 and 31.2
11.	We refer to paragraph 1 in exhibits 31.1 and 31.2 and note that you have replaced the word “report” with “annual report.” In future filings, please revise to include certifications that conform to the exact wording required by Regulation S-K Item 601(b)(31) of Regulation S-K.
RESPONSE:
In response to the Staff’s comment, we will revise future filings to remove the word “Annual” or “Quarterly”, as applicable, from the certifications included in exhibits 31.1 and 31.2 such that they will read as either “Report on Form 10-K” or “Report on Form 10-Q”, as applicable.
Form 10-Q for the fiscal quarter ended July 3, 2010
Condensed Consolidated Financial Statements
Note 5. Investment in and Sale of Sovello AG, page 9

United States Securities and Exchange Commission
September 14, 2010

12.	We see that you recognized a $3.2 million gain on the sale of Sovello due to the reversal of impairment of the equity investment that was recorded during 2009. Please tell us the terms of the sale of Sovello and how you calculated the gain on the sale. Please also reference the US GAAP literature you consulted in determining your accounting treatment.
RESPONSE:
At December 31, 2009 we had written-down our aggregate investment in Sovello to zero based upon the best information available at that time. The write-down included amounts due from Sovello relating to royalty payments. During the second quarter of 2010 in conjunction with the sale of Sovello, we received cash of approximately $3.2 million relating primarily to settlement of the royalty payments previously written-off, resulting in a gain on the sales transaction equal to the amount of cash received.
Form 8-K dated August 11, 2010
Exhibit 99.3
Note 10. Stockholder’s Equity, page F-25
Common Stock Lending Agreement, page F-26
13.	Please tell us how you calculated the $140.7 million loss on the share lending arrangement. Please also tell us the date on which you determined it was probable that the counterparty in the arrangement will default. in the f/s on page F-26 in the 8-K file 8/11.
     RESPONSE:
In concluding that the counterparty to the share-lending arrangement would default, we utilized September 15, 2008, the date the parent company of the lead underwriter, Lehman Brothers Holdings Inc., filed for protection under Chapter 11 of the federal Bankruptcy Code. The calculation of the write-off of the borrowed shares of approximately $140.7 million is as follows:

Loaned shares	30,856,538	A
Share price (09/15/08)	4.56	B

Charge to earnings	$140,705,813	AxB

United States Securities and Exchange Commission
September 14, 2010

*****
          In responding to your above comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please direct your questions or comments regarding this response to me at (508) 251-3244. Thank you for your assistance.

Sincerely,
/s/ Michael El-Hillow
Michael El-Hillow
Chief Financial Officer